UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2018

Commission File Number 333-222282

RhythmOne PLC

(Translation of registrant’s name into English)

251 Kearny Street, 2nd Floor

San Francisco, CA 94108

(415) 655-1450

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of June 2018, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press Release, dated June 19, 2018 entitled “Notice of Annual General Meeting of Shareholders.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RyhthmOne plc

Date: June 20, 2018	By:	/s/ Amy Rothstein
Amy Rothstein Chief Legal Officer, Secretary

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated June 19, 2018 entitled “Notice of Annual General Meeting of Shareholders.”